I-Sites, Inc.
1021 Ives Dairy Road
Suite 117
Miami, Florida 33179

July 8, 2003

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Attention: Paul Fischer
Judicial Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Re:	I-Sites, Inc. Withdrawal of Registration Statement on Form SB-2 SEC File No. 333-102182

Ladies and Gentlemen:

     On behalf of I-Sites (the “Company”), this letter is filed with respect to the Company’s Registration Statement on Form SB-2, SEC File No. 333-102182 (the “Registration Statement”).

     The Company has determined not to sell shares of the Company’s common stock under the Registration Statement due to the poor market for initial public offerings. No securities have been sold pursuant to the Registration Statement. Accordingly, the Company hereby withdraws the Registration Statement.

     The Company may undertake a subsequent private offering in reliance upon Rule 155(c).

Sincerely,

I-Sites, Inc.

By: /s/ Brian D. Cohen

Brian D. Cohen, President